# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Slam Corp., CIK 0001838162
CUSIP: G8210L113
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 55 Hudson Yards, 47th Floor, Suite C, New York, New York (NY), 10001
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001838096

## Reporting persons
- Slam Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 25,544,333; shared voting power 0; sole dispositive power 25,544,333; shared dispositive power 0; aggregate amount beneficially owned 25,544,333 (93% of the class)
  Comment: The reported securities include (i) 14,211,000 Class A ordinary shares, par value $0.0001 per share ("Class A Shares") (ii) 1,000 Class A Shares acquirable in respect of 1,000 Class B Ordinary Shares, par value $0.0001 per share ("Class B Shares") which are convertible one for one into Class A Shares at the time of the Issuer's initial business combination and (iii) 11,333,333 private placement warrants to acquire Class A Shares upon payment of $11.50 per share ("Private Placement Warrants"), commencing 30 days after completion of the Issuer's initial business combination.
  
  The reported percentage is calculated based on (i) 16,140,267 Class A Shares outstanding as of April 10, 2025 as reported in the Issuer's Form 10-K for the year ended December 31, 2024 filed on April 15, 2025, as increased by (ii) 1,000 Class A Shares issuable in connection with the 1,000 Class B Shares and 11,333,333 Private Placement Warrants.

## Item 1. Issuer
Name of issuer: Slam Corp.
Address of issuer's principal executive offices: 55 Hudson Yards, 47th Floor, Suite C New York, New York 10001

## Item 2. Person Filing
Name of person filing: This statement is filed by Slam Sponsor, LLC, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
C/O Slam Corp.
55 Hudson Yards, 47th Floor, Suite C
New York, New York 10001
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The reported securities are held directly by the Reporting Person. The Reporting Person is controlled by a board of managers, which acts by majority vote so that no individual manager exercises voting or dispositive control of the securities held by the Reporting Person. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Slam Sponsor, LLC: /s/ Himanshu Gulati, Himanshu Gulati/Authorized Signatory (05/15/2025)